

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2022

Dajiang Guo
Chief Executive Officer
AlphaTime Acquisition Corp.
500 5th Avenue, Suite 938
New York, NY 10110

> **Re: AlphaTime Acquisition Corp.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted November 2, 2022**
> **CIK No. 0001889106**

Dear Dajiang Guo:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to DRS

Transfer of Cash to and from Our Post-Combination Organization If We Acquire a Company Based in China, page 10

1.   We reissue comment 6 in part. Please describe any restrictions on the transfer of cash between entities within China after a business combination with a company based in China.

Enforcement of Civil Liabilities, page 12

2.   Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and judgments on these individuals. Please also provide disclosure consistent with this section in the risk factor section. We

note the final risk factor on page 62.

You may contact Todd Schiffman at 202-551-3491 or John Dana Brown at 202-551-3859 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance